ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 25, 2014	Robert S. Shapiro (202) 508-4687 Robert.S.Shapiro@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:    Mr. Kenneth Ellington

Re:         Allianz Funds (File Nos. 033-36528 and 811-06161); AllianzGI Managed Accounts Trust (File Nos. 333-92415 and 811-09721); AllianzGI Convertible & Income Fund (File Nos. 333-184077 and 811-21284); AllianzGI Convertible & Income Fund II (File Nos. 333-184231 and 811-21338); AllianzGI Equity & Convertible Income Fund (File Nos. 333-191818 and 811-21989); AllianzGI NFJ Dividend Interest & Premium Strategy Fund (File Nos. 333-108137 and 811-21417); PCM Fund, Inc. (File Nos. 333-183684 and 811-07816); and PIMCO Dynamic Credit Income Fund (File Nos. 333-184290 and 811-22758) (the “Registrants”)

Dear Mr. Ellington:

On June 27, 2014, you provided oral comments on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) based upon Form N-CSR filings containing the Registrants’ annual reports (each, an “Annual Report,” and collectively, the “Annual Reports”) for the periods ended as of the dates indicated parenthetically below:

•	Allianz Funds (period ended June 30, 2013);

•	AllianzGI Managed Accounts Trust (period ended October 31, 2013);

•	AllianzGI Convertible & Income Fund (period ended February 28, 2014);

•	AllianzGI Convertible & Income Fund II (period ended February 28, 2014);

•	AllianzGI Equity & Convertible Income Fund (period ended January 31, 2014);

•	AllianzGI NFJ Dividend Interest & Premium Strategy Fund (period ended January 31, 2014);

•	PCM Fund, Inc. (period ended December 31, 2013); and

- 2 -	July 25, 2014
•	PIMCO Dynamic Credit Income Fund (period ended December 31, 2013).

Please note that while the Staff also provided comments on the Annual Report of AllianzGI Global Equity & Convertible Income Fund (period ended August 31, 2013), that Fund has since merged with AllianzGI Equity & Convertible Income Fund, and its registration as an investment company was terminated effective June 25, 2014. The Annual Report of AllianzGI Money Market Fund, a series of Allianz Funds (period ended December 31, 2013), was also included in the Staff’s review, but that Fund has since liquidated.

Your comments reflected that the Staff had also reviewed the prospectuses, summary prospectuses and marketing materials of some of the Registrants for comparison purposes.

You requested that responses to the comments be provided via EDGAR correspondence. Accordingly, responses to the Staff’s comments in relation to the Annual Reports are set forth below.

Allianz Funds and AllianzGI Managed Accounts Trust (each, a “Trust” for purposes of this response, and each series of each Trust thereof, a “Fund”)

1.	Comment: The Staff notes that, as of June 30, 2013, the assets of AllianzGI Focused Growth Fund[1] were invested approximately 30.9% in the Information Technology Sector and the assets of AllianzGI NFJ International Value Fund were invested approximately 25.5% in the Financial Services Sector, as disclosed in the Schedule of Portfolio Holdings section of each Fund’s Annual Report. In addition, the Staff notes that, as of October 31, 2013, the assets of Fixed Income SHares: Series C were invested approximately 29.6% in the Financial Services Sector, as disclosed in the Schedule of Portfolio Holdings section of that Fund’s Annual Report. Please provide an explanation for why AllianzGI Focused Growth Fund has not provided specific Information Technology Sector disclosure in the “Principal Investments and Strategies” or “Principal Risks” sections of its prospectus. Additionally, please provide an explanation for why AllianzGI NFJ International Value Fund and Fixed Income SHares: Series C have not provided specific Financial Services Sector disclosure in the “Principal Investments and Strategies” or “Principal Risks” sections of their prospectuses.

Response: Each applicable Trust respectfully submits that the current prospectus disclosure for each applicable Fund is appropriate and consistent with Form N-1A. With respect to AllianzGI Focused Growth Fund, the portfolio management team does not consider investments in the Information Technology Sector to be a part of the Fund’s principal investment strategy.

[1]

Please note that while the Staff’s comments also applied in relation to the Annual Report of AllianzGI Large-Cap Growth Fund, a series of Allianz Funds, AllianzGI Large-Cap Growth Fund has since merged with AllianzGI Focused Growth Fund, which is also a series of Allianz Funds. Accordingly, Comment 1 and the response thereto do not refer to AllianzGI Large-Cap Growth Fund as a separate Fund.

- 3 -	July 25, 2014

Similarly, with respect to each of AllianzGI NFJ International Value Fund and Fixed Income SHares: Series C, neither Fund’s portfolio management team considers investments in the Financial Services Sector to be a part of the Fund’s principal investment strategy. Rather, such investments are a byproduct of each Fund’s broader investment strategy and the mix of each Fund’s sector investments could change over time. Accordingly, no reference to any particular industry or sector is included in the descriptions of how the Funds attempt to achieve their respective investment objectives.

Although investment in the Information Technology Sector is not a principal investment strategy of AllianzGI Focused Growth Fund, the Fund discloses in the “Principal Investments and Strategies of Each Fund – Principal Investments and Strategies” section of its prospectus that “the Fund may also invest a significant percentage of its assets in a small number of business sectors or industries.” In addition, both AllianzGI Focused Growth Fund and AllianzGI NFJ International Value Fund disclose among their principal risks a Focused Investment Risk, which the prospectuses describe as follows: “[f]ocusing on a limited number of issuers, sectors, industries or geographic regions increases risk and volatility.”

With respect to Fixed Income SHares: Series C, investments in the Financial Services Sector are not part of the Fund’s principal investment strategy. Nevertheless, the Fund discloses among its principal risks an Issuer Non-Diversification Risk, which the prospectus describes as follows: “by focusing investments in a small number of issuers, industries, foreign currencies or regions, the Portfolio may be more impacted by risks associated with a single issuer or a single economic, political or regulatory occurrence than a more diversified portfolio might be.”

The applicable Trusts note that each applicable Fund observes a fundamental policy with respect to industry concentration pursuant to Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”), as set forth below:

AllianzGI Focused Growth Fund may not “concentrate more than 25% of the value of its total assets in any one industry.”

AllianzGI NFJ International Value Fund may not “invest in a security if, as a result of such investment, more than 25% of its total assets (taken at market value at the time of such investment) would be invested in the securities of issuers in any particular industry, except that this restriction does not apply to securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities (or repurchase agreements with respect thereto).”

Fixed Income SHares: Series C may not “invest in a security if, as a result of such investment, more than 25% of its total assets (taken at market value at the time of such investment) would be invested in the securities of issuers in any particular

- 4 -	July 25, 2014

industry, except that this restriction does not apply to securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities (or repurchase agreements with respect thereto).”

Each applicable Trust further notes that each applicable Fund was in compliance with its industry concentration policy as of the date of its Annual Report, as reflected in the Schedule of Portfolio Holdings in such Fund’s Annual Report, and has remained in compliance with such policy through the date of this letter. In this regard, we note that references to the “Information Technology Sector” or the “Financial Services Sector” in the Schedules of Portfolio Holdings are not intended to and do not indicate investments in any particular “industry” for purposes of a Fund’s fundamental investment policy regarding industry concentration.

Thus, in sum, the Trusts believe that each Fund’s principal investment strategies and risks are appropriately described under the sections of their respective prospectuses addressing principal investment strategies and principal risks.

AllianzGI Managed Accounts Trust (the “Trust” for purposes of this response)

2.	Comment: Please include a statement that additional information about the Trustees is included in the Statement of Additional Information (“SAI”) pursuant to Item 27(b)(6) of Form N-1A.

Response: Pursuant to Item 27(b)(6) of Form N-1A, the Trust will revise the disclosure under the heading “Board of Trustees” in future shareholder reports filed on Form N-CSR by adding the following footnote:

The Portfolios’ Statement of Additional Information contains additional information about the Trustees.

AllianzGI Convertible & Income Fund, AllianzGI Convertible & Income Fund II, AllianzGI Equity & Convertible Income Fund, AllianzGI NFJ Dividend Interest & Premium Strategy Fund, PCM Fund, Inc. and PIMCO Dynamic Credit Income Fund (each, a “Fund” for purposes of this response)

3.	Comment: Please include a statement that additional information about the Trustees/Directors of each Fund is included in such Fund’s SAI pursuant to Instruction 4(f) to Item 24 of Form N-2.

Response: The Funds respectfully decline to make the requested change. As closed-end investment companies, the Funds are exempted, pursuant to Rule 8b-16 under the 1940 Act, from the requirement of making annual updates to their registration statements, including their SAIs. Accordingly, the Funds do not routinely file updated SAIs, and the SAIs that are on file for the Funds may contain stale or outdated information, including with respect to the

- 5 -	July 25, 2014

composition of their Boards of Trustees/Directors. Accordingly, the Funds believe that it is appropriate to omit the referenced disclosure.

Allianz Funds (the “Trust” for purposes of this response, and each series of the Trust, a “Fund”)

Summary Prospectuses

4.	Comment: Pursuant to Rule 498(b)(1)(v)(A) under the Securities Act of 1933, as amended, please revise the website address provided in the introductory paragraph of the summary prospectus for each Fund so that the address provided is specific enough to lead investors directly to the Fund’s statutory prospectus and other materials that are required to be accessible pursuant Rule 498(e)(1), rather than to the AllianzGI home page.

Response: The Funds will revise the introductory paragraph of their summary prospectuses so that a specific URL directing investors to a central document library with links to the relevant Fund’s statutory prospectus, SAI and shareholder reports is provided. This change will be made in connection with the next annual update to the Funds’ registration statement, which is expected to be filed on Form N-1A in late August, 2014.

AllianzGI NFJ Dividend Interest & Premium Strategy Fund (the “Fund” for purposes of this response)

Marketing Materials

5.	Comment: The Staff notes that the Fund’s Annual Report indicates that, for the period ended January 31, 2014, the Fund paid a significant portion of its distributions in returns of capital. To the extent that the Fund’s website, the Fund’s Fund Card, or the Fund’s distribution-related press releases include information about the Fund’s distributions, please indicate whether such distributions include a return of capital, an estimate of the amount of such return of capital, and, where a distribution rate is provided, please indicate the portion of the distribution rate represented by returns of capital. Please also refrain from using the term “dividend” when referring to a distribution a portion of which is comprised of a return of capital. The Staff recognizes that final determinations of the amount of a distribution that is comprised of a return of capital cannot be made precisely prior to the Fund’s fiscal year end. However, to the extent possible, please provide good faith estimates of return of capital.

Response: The Fund respectfully submits that, because final amounts of return of capital paid by the Fund over the course of a fiscal year will not be known until the end of that fiscal year, disclosing specific estimated amounts of returns of capital in the Fund’s marketing materials may confuse or mislead the Fund’s shareholders. However, in response to the Staff’s comment, the Fund will revise the footnote to the “Distribution Rates” section

- 6 -	July 25, 2014

of its Fund Card as follows (the language with a strikethrough indicates a deletion, while the underlined language represents an addition):

“Distribution rates are not performance and are calculated by annualizing the most recent distribution per share and dividing by the NAV or Market Price as of quarter end. Distributions may include ordinary income, net capital gains, and~~/or~~ return of capital (ROC; your investment in the fund). Because the distribution rate may include a ~~return of capital~~ ROC, it should not be confused with yield or income. Final determination of a distribution’s tax character will be made on Form 1099 DIV sent each January. The Section 19 Notice, if applicable, contains estimated distribution composition information and is available on the Fund’s website at us.allianzgi.com.”

The Fund anticipates that it will make this change beginning with the Fund Card to be published for the period ending September 30, 2014. In addition, the Fund will revise its website so that the “Distribution Rates” section of the “Performance and Distributions” tab contains the language quoted above, other than the reference to the Fund’s website.

In addition, please note that copies of the Fund’s most recent Section 19 Notice, dated June 16, 2014, (which provides an estimate of the return of capital at the time of distribution) and the annual tax reporting information and Form 8937 (each of which provides the actual amounts of return of capital over the year), are also currently posted on the Fund’s website and are available to shareholders and prospective investors. Pursuant to Section 19(a) of the 1940 Act and Rule 19a-1 thereunder, distributions to shareholders that are wholly or partly from a source other than net income for the current or preceding fiscal year or accumulated undistributed net income are also accompanied by a Section 19 Notice, which informs shareholders of the Fund of the estimated composition of their distributions, and so shareholders are provided with contemporaneous notice if distributions they receive are estimated to include a return of capital.

With respect to the Fund’s distribution-related press releases, the Fund respectfully submits that such press releases adequately disclose that distributions may include returns of capital. For instance, the June 6, 2014 press release relating to a distribution by the Fund (as well as by AllianzGI Equity & Convertible Income Fund) states:

The actual composition and character of the distributions stated above and future distributions of the Funds may be materially different from the composition or character of such distributions that existed at the time of this press release and may be comprised of net investment income, capital gains and/or return of capital. Such factors include the varied nature of each Fund’s investments and the performance of those investments, and that the ultimate characterization of each Fund’s distributions cannot finally be determined until the end of each Fund’s fiscal year, resulting in the possibility of a return of capital if any Fund makes total distributions in an amount

- 7 -	July 25, 2014

that exceeds its net investment income and net realized capital gains during its fiscal year. Additional information as applicable regarding the composition of the distributions will be made available at us.allianzgi.com/closedendfunds after the payable date.

The press release also notifies investors that a distribution’s tax character will be made available on Form 1099 DIV and sent to shareholders in January.

In response to the Staff’s request that the Fund refrain from using the term “dividend” when referring to a distribution a portion of which is comprised of a return of capital, the Fund notes that the term dividend is only currently used on the Fund’s website and in the distribution-related press releases in the context of providing an “ex-dividend” date with respect to the Fund’s most recent distribution. The Fund respectfully submits that the use of “ex-dividend date” is appropriate in this context, because ex-dividend date is a term of art that is well understood by investors. With respect to the Fund Card, the Fund will replace the word “dividend” with the word “distribution” when referring to any distribution that included a return of capital. The Fund anticipates that it will make this change beginning with the Fund Card to be published for the period ending September 30, 2014.

The Fund believes that the disclosures in its marketing materials, either currently or as revised as indicated above, adequately notify investors to the fact that distributions may include returns of capital. The Fund’s disclosure currently does or, as revised, will notify investors that the Fund’s Form 1099 DIV supplies the tax characterization of the Fund’s distributions and that the Fund’s Section 19 Notices, which are mailed to shareholders and are freely available on the Fund’s website, contain additional information on the composition of the Fund’s distributions.

* * *

As requested, on behalf of the Registrants, we acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to these filings; (ii) the Staff’s review of these filings, under delegated authority, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in these filings; and (iii) the Registrants will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

Please do not hesitate to call me (at 202-508-4687) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

- 8 -	July 25, 2014

Kind regards,

/s/  Robert S. Shapiro

Robert S. Shapiro, Esq.

cc:	Thomas J. Fuccillo, Esq.
Wayne Miao, Esq.
Debra Rubano, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Maureen A. Meredith, Esq.